UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                        (Amendment No.)*

               Williams Communications Group, Inc.
           ------------------------------------------
                        (Name of Issuer)

              Class A Common Stock, $0.01 par value
           ------------------------------------------
                 (Title of Class of Securities)

                            969455104
           ------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
           ------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 7, 1999
           ------------------------------------------
     (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 13 Pages

CUSIP No. 969455104       Schedule 13D               Page 2 of 13

1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S.  or  I.R.S.  IDENTIFICATION NO. OF ABOVE  PERSON:   94-
     1672743
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**     (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS    []
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     DELAWARE
                7.   SOLE VOTING POWER:
  NUMBER OF          9,225,093
    SHARES      8.   SHARED VOTING POWER:
 BENEFICIALLY        0
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING          9,225,093
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:
                     0
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  9,225,093
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                 []
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     14.6% (based on outstanding Class A Common Stock only). The Issuer also has outstanding 395,434,965 shares of Class B Common Stock held by its parent and which is convertible into Class A Common Stock. The percentage interest of the Reporting Person assuming conversion of all Class B Common Stock into Class A Common Stock is approximately 2.01%. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of more than approximately 2.01% of the outstanding Common Stock of the Issuer.
     TYPE OF REPORTING PERSON:**
     CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 969455104       Schedule 13D               Page 3 of 13

ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 Williams   Communications  Group,   Inc.   (the
                 "Issuer")
                 One Williams Center
                 Tulsa, Oklahoma 74172

          (b)    Title of Class of Equity Securities:

                 Class A Common Stock, $0.01 par value

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 969455104       Schedule 13D               Page 4 of 13

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds for the purchase of the Securities (as defined in Item 4) were derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 $200   million   was  paid   to   acquire   the
                 Securities.


ITEM 4.   Purpose of the Transaction.

          On  October 7, 1999, the Reporting Person acquired the
          Class A Common Stock for $200 million pursuant to a Securities Purchase Agreement dated May 24, 1999 (the
          "Securities Purchase Agreement").

          The Reporting Person presently holds the Class A Common Stock as an investment. As part of the Securities Purchase Agreement, the Reporting Person has agreed not to transfer any of its shares of Class A Common Stock to anyone except affiliates for a period of 18 months, provided that this transfer provision terminates upon a change of control of the Issuer and provided, further, that the transfer restriction does not prohibit the Reporting Person from engaging in certain types of hedging activities with respect to the Class A Common Stock on or after April 7, 2000. Subject to aforementioned 18 month restriction on transfer, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Class A Common Stock, through one or more sales pursuant to public or private offerings or otherwise depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors. The Reporting Person may determine to retain some portion of the Class A Common Stock as an investment.

          In addition, an affiliate of the Reporting Person and the Issuer have entered into a long-term master alliance agreement. Pursuant to that agreement, the affiliate of the Reporting Person and the Issuer will purchase services from each other

CUSIP No. 969455104       Schedule 13D               Page 5 of 13

          and enter into a co-marketing arrangement under which the affiliate of the Reporting Person will provide
          Internet hosting services.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares       9,225,093 shares of
                 Beneficially Owned:    Class A Common Stock

                 Right to Acquire:      None

                 Percent of Class:      14.6%  of  the  Issuer's
                                        outstanding   Class    A
                                        Common Stock (based upon
                                        63,040,959   shares   of
                                        Class   A  Common  Stock
                                        outstanding,  determined
                                        from     representations
                                        made  by  the Issuer  to
                                        the Reporting Person  in
                                        the  Securities Purchase
                                        Agreement (as defined in
                                        Item 4).  See Cover Page
                                        Item 13.

          (b)    Sole  Power  to  Vote,
                 Direct  the  Vote  of,
                 Dispose of, or  Direct 9,225,093
                 the   Disposition   of
                 Shares:

          (c)    Recent Transactions:    As described more fully
                                         in Item 4, on October
                                         7, 1999, the Reporting
                                         Person acquired
                                         9,225,093 shares of
                                         Class A Common Stock at
                                         a price of $21.68 per
                                         share.

          (d)    Rights with Respect to
                 Dividends   or   Sales  N/A
                 Proceeds:

          (e)    Date of Cessation of
                 Five Percent            N/A
                 Beneficial Ownership:

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

CUSIP No. 969455104       Schedule 13D               Page 6 of 13


          Pursuant to the Securities Purchase Agreement, the Reporting Person has agreed not to transfer any of the Class A Common Stock to anyone except affiliates for a period of eighteen (18) months. This restriction will be terminated upon Issuer's change in control. In addition, the transfer restriction does not prohibit the Reporting Person from participating in future registered offerings initiated by Issuer or from engaging in hedging transactions commencing April 7, 2000. The Reporting Person also has registration rights in connection with its holdings. The Securities Purchase Agreement also contains standstill provisions prohibiting the Reporting Person from acquiring additional securities of the Issuer or participating in certain takeover activities for a five (5) year period, subject to certain exceptions.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Securities Purchase Agreement between  the
                      Issuer and the Reporting Person dated  May
                      24, 1999

CUSIP No. 969455104       Schedule 13D               Page 7 of 13

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 15, 1999.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      -------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 969455104       Schedule 13D               Page 8 of 13

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 969455104       Schedule 13D               Page 9 of 13

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 969455104       Schedule 13D              Page 10 of 13

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 969455104       Schedule 13D              Page 11 of 13

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         Chancellor Emeritus
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        10920 Wilshire Boulevard, Suite 1835
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

CUSIP No. 969455104       Schedule 13D              Page 12 of 13

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive  Vice  President,  General  Manager,  Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive   Vice  President,  General  Manager,   New
            Business Group

Name:       Andy D. Bryant
Title:      Senior Vice President and Chief Financial Officer

Name:       Sean M. Maloney
Title:      Senior  Vice President, Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior  Vice  President, General Manager,  Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President,    General     Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

CUSIP No. 969455104       Schedule 13D              Page 13 of 13

                          EXHIBIT INDEX

                                                   Sequentially
                                                     Numbered
Exhibit No.  Document                                  Page
-----------  --------                                  ----
Exhibit 1    Securities    Purchase     Agreement
             between the Issuer and the Reporting
             Person dated May 24, 1999

                            EXHIBIT 1



               WILLIAMS COMMUNICATIONS GROUP, INC.

                  SECURITIES PURCHASE AGREEMENT

                  SECURITIES PURCHASE AGREEMENT

                    dated as of May 24, 1999

                          by and among



               WILLIAMS COMMUNICATIONS GROUP, INC.

                        (the "Company"),



                  THE WILLIAMS COMPANIES, INC.

                             ("TWC")

                               and



                        INTEL CORPORATION

                        (the "Investor")

                        TABLE OF CONTENTS
                                                             Page
ARTICLE I
DEFINED TERMS...................................................1

ARTICLE II
PURCHASE AND SALE TERMS; CLOSING................................6
     2.1  Purchase and Sale.....................................6
     2.2  Payment...............................................6
     2.3  Closing...............................................6

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................6
     3.1  Delivery of Underwriting Agreement....................6
     3.2  Delivery of Articles..................................6
     3.3  Underwriting Agreement Representations and Warranties.6
     3.4  Power and Authority...................................7
     3.5  Non-Contravention.....................................7
     3.6  Valid Issuance........................................7

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE INVESTOR..................7
     4.1  Existence.............................................7
     4.2  Power and Authority...................................8
     4.3  Purchase for Investment...............................8
     4.4  Non-Contravention.....................................8
     4.5  Financial Matters.....................................8
     4.6  Restricted Securities.................................9
     4.7  Further Limitations on Disposition....................9

ARTICLE V
COVENANTS OR THE COMPANY AND THE INVESTOR.......................9
     5.1  Covenants of the Company Only.........................9
     5.2  Further Assurances...................................10
     5.3  Filings and Consents.................................10
     5.4  Covenant to Satisfy Conditions.......................10
     5.5  Notification of Change in Control Event..............10
     5.6  Information Rights...................................11

ARTICLE VI
CLOSING CONDITIONS.............................................11
     6.1  Conditions of Investor's Obligations at Closing......11
     6.2  Conditions of the Company's Obligations at Closing...12
     6.3  Conditions to Each Party's Obligation................13

ARTICLE VII
TRANSFER RESTRICTIONS..........................................13
     7.1  Restrictions on Transfer:  the 33 Act................13

ARTICLE VIII
VOTING RIGHTS..................................................15
     8.1  Voting Rights........................................15

ARTICLE IX
TERMINATION....................................................15
     9.1  Termination..........................................15
     9.2  Effect of Termination................................15

ARTICLE X
INDEMNIFICATION................................................16
     10.1 Indemnification......................................16
     10.2 Terms of Indemnification.............................16

ARTICLE XI
REGISTRATION RIGHTS............................................17
     11.1 Registration Rights..................................17

ARTICLE XII
STANDSTILL.....................................................23
     12.1 Standstill Provision.................................23
     12.2 Notice of Proposed Transfer..........................24

ARTICLE XII
MISCELLANEOUS..................................................24
     13.1  Governing Law.......................................24
     13.2  Remedies Cumulative.................................24
     13.3  Brokerage...........................................24
     l3.4  Severability........................................24
     13.5  Notices.............................................24
     13.6  No Waiver...........................................25
     13.7  Amendments and Waivers..............................25
     13.8  Rights of the Investor..............................25
     13.9  Survival............................................25
     13.10 Entire Understanding................................25
     13.11 Expenses............................................26
     13.12 Counterparts........................................26
     13.13 Assignment; No Third -Party Beneficiaries...........26
     13.14 Confidentiality/Publicity...........................26
     13.15 Titles and Subtitles................................27
     13.16 Aggregation of Stock................................27

Exhibits

Exhibit 1.1    Form of Articles
Exhibit 1.2    Form of Underwriting Agreement
Exhibit 13.5   Notices

                                     Confidential and Proprietary


                  SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT dated as of May 24, 1999, among Williams Communications Group, Inc., a Delaware corporation (the "Company"), The Williams Companies, Inc., a Delaware
corporation ("TWC"), and Intel Corporation, a Delaware corporation ("Intel" and together with any assignee thereof pursuant to Section 13.13 hereof, the "Investor").

                            PREAMBLE

     The Company wishes to obtain equity financing. The Investor is willing, on the terms contained in this Agreement, to purchase Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of the Company having the characteristics set forth in the Restated Articles of Incorporation of the Company (the "Articles"). The Company and Intel or certain of their Affiliates (as defined below) are entering into other agreements, which include that certain Master Alliance Agreement ("Alliance Agreement"), under which the parties are setting forth their agreement to work together with Intel building Internet data center facilities, management and hosting platform systems and Williams providing highly reliable network facilities. Certain capitalized terms are defined in Article I. Exhibits are incorporated by reference into this Agreement as though such exhibits were set forth at the point of such reference.

                            ARTICLE I

                          DEFINED TERMS

      The following terms, when used in this Agreement, have the following meanings, unless the context otherwise indicates:

      "33 Act" means the Securities Act of 1933, as amended, or any similar federal law then in force.

      "34 Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

      "Affiliate" has the meaning ascribed to it in Rule 12b-2 under the 34 Act. Notwithstanding the foregoing, unless expressly provided to the contrary herein, the term Affiliate shall exclude officers, directors and any employee benefit plan or pension plan of a Person.

     "Alliance Agreement" shall have the meaning set forth in the preamble to this Agreement.

      "Articles" shall have the meaning set forth in the preamble
to  this  Agreement.   A  draft of the Articles  is  attached  as
Exhibit 1.1.

     "Beneficially Own" means having the right to vote or dispose of, or "beneficially own" as determined pursuant to Rule 13d-3 under the 34 Act as in effect on the date of this Agreement, including pursuant to any agreement, arrangement or understanding.

                                     Confidential and Proprietary


      "Board of Directors" means the board of directors of the Company.

      "Business Day" means a day other than a Saturday or Sunday or a day on which banking institutions are authorized or required by law or executive order to remain closed in New York, New York, Tulsa, Oklahoma or San Francisco, California.

      "Change in Control Event" shall be deemed to have occurred with respect to the Investor or the Company if (i) there shall be consummated (x) any consolidation or merger of the Investor or the Company, as the case may be, in which the Investor or the Company, as the case may be, is not the continuing or surviving corporation or pursuant to which shares of the common stock of the Investor or the Company, as the case may be, would be converted into cash, securities or other property (provided, that a merger of the Investor or the Company, as the case may be, in which the holders of such common stock immediately prior to the merger hold at least 70% of the common stock of the surviving corporation immediately after the merger shall not constitute a Change in Control Event), or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the investor or the Company, as the case may be, or (ii) the stockholders of the Investor or the Company, as the case may be, approved any plan or proposal for the liquidation or dissolution of the Investor or the Company, as the case may be, or (iii) any Person (other than TWC or any Subsidiary of TWC in the case of the Company) shall Beneficially Own 30% or more of the outstanding common stock of the Company or the Investor, as the case may be (or, in the case of the Company, 50% of the outstanding Common Stock if and so long as TWC Beneficially Owns 30% or more of the outstanding Common Stock of the Company), or
(iv) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire board of directors of the Investor or the Company, as the case may be, shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by such company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

     "Claims" shall have the meaning set forth in Section 10.1(a) to this Agreement.

      "Class A Common Stock" shall mean the Class A common stock, par value $0.01 per share, of the Company and any Common Stock of the Company received in exchange for the Class A Common Stock.

      "Class B Common Stock" shall mean the Class B common stock, par value $0.01 per share, of the Company.

      "Closing" and "C1osing Date" shall mean the consummation of the Company's sale and the Investor's purchase of Class A Common
Stock pursuant to this Agreement, and the date or dates on which the same occurs or occurred, respectively.

      "Code" means the Internal Revenue Code of 1986, as amended, or any similar federal law then in force.

                                     Confidential and Proprietary


      "Common Stock" shall mean the Class A Common Stock and the Class B Common Stock and any other series of common stock of the Company hereafter issued. The term "Common Stock" shall include, except as otherwise provided herein, any and all shares of common stock or other securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise), which may be issued in respect of, in exchange for, or in substitution for any shares of Common Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation, partial or complete liquidation, sale of assets, spin-off, distribution to stockholders or combination of the shares of Common Stock or any other change in the Company's capital structure, in order to preserve fairly and equitably as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

     "Company Control Person" shall have the meaning set forth in
Section 11.l(f)(ii) to this Agreement.

     "Control Person" shall have the meaning set forth in Section
11.1(f)(i) to this Agreement.

      "Employee Benefit Plan" means any plan regulated under ERISA.

     "ERISA" means the Employee Retirement Income Security Act of
1974 (or any successor legislation thereto), as amended from time to time.

      "Form S-3" means such form under the 33 Act as in effect on the date hereof or any successor registration form under the 33
Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

     "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including, without limitation, the Federal Communications Commission (or any successor thereto) and each applicable public utilities commission).

     "Hedging Transactions" means engaging in short sales and the purchase and sale of puts and calls and other derivative securities, so long as Intel retains Beneficial Ownership of the underlying shares and any and all such transactions are made in accordance with all applicable law.

     "HSR Act" shall have the meaning set forth in Section 5.3(a) to this Agreement.

      "IPO" means the initial public offering of the Company pursuant to a registration statement filed by the Company under the 33 Act covering an offering of at least $500 million of Class
A Common Stock to the public.

      "IPO Price" means the per share offering price for Class  A
Common Stock stated on the face of the final prospectus relating to the IPO.

                                     Confidential and Proprietary


      "Net IPO Price" means the IPO Price less any discounts or commissions per share from the IPO Price to the underwriter or underwriters.

     "Plan" means an employee benefit plan, as defined in Section
3(3) of ERISA, which the Company maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by the Company.

      "Permitted Transfer Date" shall have the meaning set forth in Section 7.1(a) to this Agreement.

      "Person"  means  any individual, corporation,  partnership,
limited   liability  company  or  partnership,   joint   venture,
association, governmental entity, or any other entity.

      "Potential Change in Control Event" means any one of the following events: (a) the commencement of a tender offer or exchange offer (as such terms are defined in the rules and regulations under the 34 Act) by any Person that would, if consummated, constitute a Change in Control Event involving the Company; (b) the solicitation of proxies by any Person for the purpose of effecting a Change in Control Event involving the Company; (c) the disclosure by the Company of any material non-public information to any Person for the purpose of assisting such Person in evaluating whether to effect a Change in Control Event involving the Company; (d) the commencement of substantive discussions or negotiations (involving more than the Company responding to inquiries) between the Company and any Person contemplating a Change in Control Event involving the Company; or
(e) the agreement by the Company, whether or not in writing, to facilitate a Change in Control Event involving the Company. For purposes of the above, in no event shall the term "Person" include the Investor or any of its Affiliates.

      "Purchase Price" shall have the meaning set fort in Section
2.1(c) to this Agreement.

      "Registrable Securities" shall mean: (a) all the shares of Class A Common Stock issued or issuable under this Agreement and
(b) any shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any such shares of Class A Common Stock described in clause (a) of this definition. Notwithstanding the foregoing, "Registrable Securities" shall exclude any otherwise registrable securities sold by a Person in a transaction in which rights under Article XI hereof are not assigned in accordance with this Agreement or any otherwise registrable securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the 33 Act, in a registered offering, or otherwise.

      "Restricted Securities" shall have the meaning set forth in
Section 7.1(b) to this Agreement.

     "SEC" means the Securities and Exchange Commission.

      "Selling Stockholder(s)" shall mean any person owning of record Registrable Securities or any permitted assignee of record of such Registrable Securities to whom rights under Article XI hereof have been duly assigned in accordance with this Agreement.

                                     Confidential and Proprietary


      "Standstill Percentage" shall have the meaning set forth in
Section 12.1 of this Agreement.

      "Subsidiary"  or  "Subsidiaries" of any  Person  means  any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person.

      "Super  Voting Rights" shall have the meaning set forth  in
Section 8.1 to this Agreement.

      "Third Party" means, with respect to the Company or the Investor any Person other than the Company's or the Investor's Affiliates, respectively; provided further, that the Transfer to any such Person is in compliance with all applicable federal, state and foreign securities laws.

      "Transfer"  means any direct or indirect sale,  assignment,
mortgage,   transfer,  pledge,  gift,  hypothecation   or   other
disposition of or transfer of Common Stock, but excludes  Hedging
Transactions.

      "TWC" means The Williams Companies, Inc., a Delaware corporation.

      "Underwriting Agreement" means the underwriting agreement among the Company and Lehman Brothers Inc., Salomon Smith Barney and certain other underwriters to be named therein, in connection with the IPO. A draft of the Underwriting Agreement is attached as Exhibit 1.2.

      "Volume-Weighted Average Trading Price" shall mean, for any day on which the New York Stock Exchange is open for trading, an amount equal to (a) the cumulative sum, for each trade of Class A Common Stock (or other class or series of capital stock) during such trading day on the New York Stock Exchange (or, if such security is not listed on the New York Stock Exchange, such other principal exchange or over-the-counter market on which such security is listed), of the product of: (i) the sale price times
(ii) the number of shares of Class A Common Stock (or such other class or series of capital stock) sold at such price, divided by
(b) the total number of shares of Class A Common Stock (or such other class or series of capital stock) so traded during the trading day.

      Additional defined terms are found in the body of the following text.

      The masculine form of words includes the feminine and the neuter and vice versa, and, unless the context otherwise requires, the singular form of words includes the plural and vice versa. The words "herein," "hereof," "hereunder," and other words of similar import when used in this Agreement refer to this Agreement as a whole, and not to any particular section or subsection.

                                     Confidential and Proprietary


                           ARTICLE II

                PURCHASE AND SALE TERMS; CLOSING

2.1  Purchase and Sale.

      (a) Before the Closing Date, the Company will have adopted and filed the Articles with the Delaware Secretary of State.

      (b) Subject to the terms and conditions of this Agreement, at the Closing, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, the number of shares of Class A Common Stock (rounded up to the next whole share) equal to Two Hundred Million Dollars ($200,000,000) divided by the Net IPO Price.

     (c) The aggregate purchase price (the "Purchase Price") for the shares of Class A Common Stock to be purchased by the Investor shall be Two Hundred Million Dollars ($200,000,000).

2.2 Payment. At the Closing, the Company shall deliver to the Investor a certificate (registered in the name of the Investor) representing the appropriate number of shares of Class A Common Stock which the Investor is purchasing against delivery to the Company by the Investor by wire transfer in immediately available funds in U.S. dollars in the amount of the Purchase Price therefor payable to the Company's order.

2.3 Closing. The purchase and sale of the Class A Common Stock to take place at the Closing shall be held at the offices of Davis, Polk & Wardwell, New York, New York, or such other place as the parties may agree. The Closing shall occur on the date of and simultaneously with, or no later than two Business Days after, the consummation of the transactions contemplated by the Underwriting Agreement relating to the IPO (the "Closing Date"). The Closing shall be conditioned upon the closing of the transactions contemplated by the Underwriting Agreement relating to the IPO.

                           ARTICLE III

          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1    Delivery  of  Underwriting  Agreement.   The  Company  has
delivered  to  the  Investor  a  substantially  completed   draft
Underwriting Agreement in the form set forth in Exhibit 1.2.

3.2 Delivery of Articles. The Company has delivered to the Investor a substantially completed draft of the Articles in the form set forth in Exhibit 1.1.

3.3 Underwriting Agreement Representations and Warranties. In connection with the sale of the Class A Common Stock to the Investor, the Company will hereby be deemed to make each of the representations and warranties to, and agreements with, the Investor that are made for the benefit of the underwriters as set forth in the Underwriting Agreement.

                                     Confidential and Proprietary


3.4 Power and Authority. The Company has the requisite corporate power and authority and has taken all required action necessary to authorize the execution and delivery by it of this Agreement and all other documents or instruments required by this Agreement, and to carry out the terms of this Agreement and of all such other documents or instruments. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery hereof by the Investor) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3.5 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation of any of the transactions contemplated hereby by the Company will not (a) conflict with or result in a breach of any of the terms arid provisions  of, or constitute a default (or an event  which  with notice  or  lapse of time, or both, would constitute  a  default)
under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any agreement, instrument, franchise, license or permit to which the Company is a party or by which any of its properties or assets may be bound or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body applicable to the Company or any of its properties or assets, other than such breaches, defaults or violations that are not reasonably expected to impair the ability of the Company to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not violate or conflict with any provision of the Articles or by-laws of the Company, as currently in effect. Except for filings under the HSR Act and with respect to the IPO, no consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any government agency or body applicable to the Company is required for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

3.6 Valid Issuance. The Class A Common Stock, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration provided for herein, will be duly and validly issued, fully paid and nonassessable.

                           ARTICLE IV

         REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

      The Investor represents and warrants to the Company, as of the date hereof and as of the date of the Closing, that:

4.1 Existence. The Investor is a company duly organized, validly existing and current in payment of all taxes properly payable pursuant to the laws of the jurisdiction of its organization. The Investor has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted.

4.2   Power  and  Authority.   The  Investor  has  the  requisite
corporate power and authority and has taken all required action necessary to authorize the execution and delivery by it of this

                                     Confidential and Proprietary


Agreement and all other documents or instruments required by this Agreement, and to carry out the terms of this Agreement and of all such other documents or instruments. This Agreement has been duly executed and delivered by the Investor and (assuming the due authorization, execution and delivery hereof by the Company and the other parties thereto other than the Investor) constitutes the valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms.

4.3 Purchase for Investment. The Investor is purchasing its shares of Class A Common Stock for investment, for its own account (not as a nominee or agent) and not for the account of any Employee Benefit Plan (or, if being acquired for the account of any such Plan, such acquisition does not involve a nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code) and not with a view to the resale or distribution of any part thereof, except for transfers permitted hereunder, and the Investor has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, the Investor further represents that it does not have any contract, undertaking, agreement or arrangement with any Person to sell, Transfer or grant participation to such Person or to any third person with respect to the Class A Common Stock.

4.4 Non-Contravention. The execution, delivery and performance of this Agreement by the Investor and the consideration of any of the transactions contemplated hereby by the Investor will not (a) conflict with or result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice  or  lapse of time, or both, would constitute  a  default)
under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Investor pursuant to any agreement, instrument, franchise, license or permit to which the Investor is a party or by which any of its properties or assets may be bound or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body applicable to the Investor or any of its properties or assets, other than such breaches, defaults or violations that are not reasonably expected to impair the ability of the Investor to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Investor and the consummation of the transactions contemplated hereby by the Investor do not and will not violate or conflict with any provision of the organizational documents of the
Investor, as currently in effect. Except for filings under the HSR Act, no consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any government agency or body applicable to the Investor is required for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.5 Financial Matters. The Investor, either alone or with its financial advisor, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment to be made by it hereunder. The Investor represents that it is an "accredited investor" as that term is defined in Regulation D promulgated under the 33 Act.

4.6 Restricted Securities. The Investor understands that its shares of Class A Common Stock must be held indefinitely unless they are registered under the 33 Act or an exemption from such registration becomes available, and that its shares of Class A Common Stock may only be Transferred as provided in Article VII of this Agreement. The Investor acknowledges and agrees

                                     Confidential and Proprietary


to abide by the restrictions on transfer set forth in Article VII of this Agreement. The Investor understands that the shares of Class A Common Stock it is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 33 Act only in certain limited circumstances. In this connection, the Investor represents that it is familiar with Rule l44 promulgated under the 33 Act, as presently in effect, and understands the resale limitations imposed thereby and by the 33 Act.

4.7 Further Limitations on Disposition. Without in any way limiting the representations set fort above, the Investor further agrees that, in connection with any proposed Transfer involving a private sale, the Investor shall notify the Company of the proposed disposition and shall furnish the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the 33 Act.

                            ARTICLE V

            COVENANTS OR THE COMPANY AND THE INVESTOR

5.1  Covenants of the Company Only.

     (a) The Company will hereby be deemed to covenant and agree with the Investor and to its benefit to comply with all agreements made for the benefit of the underwriters as set forth in the Underwriting Agreement.

      (b) The Company shall promptly notify the Investor of any material developments in connection with the IPO, and provide copies of any and all filings, notices and other communications with the SEC relating thereto, including copies of the registration statement filed with the SEC, and with any Governmental Authority relating to the filings under the HSR Act as described in Section 5.3(a) below. The Company shall also provide to the Investor any such filings, notices and other communications sufficiently in advance of their being filed or provided to the SEC or such Governmental Authorities as described above so as to permit the Investor sufficient opportunity to review and comment on such drafts.

     (c) The Company shall provide to the Investor copies of any notices, correspondence or other written communication from the SEC relating to the IPO or from any Governmental Authority relating to the filings under the HSR Act as described in Section 5.3(a) below promptly following receipt thereof.

5.2 Further Assurances. Subject to the terms and conditions provided herein, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the transactions contemplated by this Agreement. The Company, at its expense, will promptly execute and

                                     Confidential and Proprietary


deliver to the Investor, and the Investor will, at its expense, promptly execute and deliver to the Company, upon the other's reasonable request, all such other and further documents, agreements and instruments in compliance with or pursuant to its covenants and agreements herein, and will make any recordings, file any notices, and obtain any consents as may be necessary or appropriate in connection therewith, including without limitation, applications under the HSR Act.

5.3  Filings and Consents.

      (a) As soon as practicable after execution and delivery of this Agreement, the Investor and the Company shall make all filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), relating to the transactions contemplated hereby. In addition, the Investor and the Company will each promptly furnish all information as may be required by the Federal Trade Commission and the Department of Justice under the HSR Act in order for the requisite approvals for the purchase and sale of the Class A Common Stock, and the transactions contemplated hereby, to be obtained or any applicable waiting periods to expire. Each of the parties hereto will cooperate with each other with respect to obtaining, as promptly as practicable, all necessary consents, approvals authorizations and agreements of, and the giving of all notices and making of all other filings with, any third parties, including Governmental Authorities, necessary to authorize, approve or permit the consummation of the Transactions contemplated hereby.

      (b) The Investor and the Company will provide such information and communications to the Persons requiring such approvals, authorizations and consents as reasonably required by such Person.

5.4 Covenant to Satisfy Conditions. Each party agrees to use all reasonable efforts to insure that the conditions to the other party's obligations hereunder set forth in Article VI, insofar as such matters are within the control of such party, are satisfied. The Investor acknowledges receipt of drafts of the Underwriting Agreement and Articles (attached as exhibits hereto) and is satisfied with the content thereof.

5.5 Notification of Change in Control Event. Each party shall promptly notify the other party of any Change in Control Event affecting the Company or the Investor, as the case may be, and the Company shall promptly notify the Investor of a Potential Change in Control Event of which it becomes actually aware.

5.6 Information Rights. The Company covenants and agrees that, commencing on the Closing and continuing for so long as the Investor owns at least 50% of the shares initially purchased hereunder (as adjusted for stock splits, stock dividends, and similar events), the Company shall:

      (a) Annual Reports. Furnish to the Investor promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-K for each fiscal year. In the event the Company shall no longer be required to file Annual Reports on Form 10-K, the Company shall, within ninety (90) days following the end of each respective fiscal year, deliver

                                     Confidential and Proprietary


to the Investor a copy of a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles arid practices and audited by nationally recognized independent certified public accountants.

      (b) Quarterly Reports. Furnish to the Investor promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-Q. In the event the Company shall no longer be required to file Quarterly Reports on Form 10-Q, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal quarters of each fiscal year, deliver to the Investor a copy of a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices, but all of which may be unaudited.

      (c) Other SEC Filings. Furnish to the Investor promptly following the filing of such documents with the SEC, copies of each proxy statement and Report on Form 8-K filed with the SEC on a non-confidential basis.

                           ARTICLE VI

                       CLOSING CONDITIONS

6.1   Conditions  of  Investor's  Obligations  at  Closing.   The
Investor's obligation to purchase and pay for the Class A  Common
Stock to be purchased by it hereunder is subject to satisfaction of the following conditions:

       (a) Underwriting Agreement. (i) the Investor's determination that there has not been any material revision to the Underwriting Agreement that is adverse to the Investor as it has been executed by the Underwriters and the Company since the draft delivered to the Investor pursuant to Section 3.1 hereof, and (ii) the receipt by the Investor of all letters, opinions and certificates that the Underwriters are entitled to receive from the Company in connection with the closing of the IPO. Investor shall be entitled to rely upon such letters, opinions and certificates.

      (b) Receipt of Articles. The Investor shall have received from the Company the Articles pursuant to Section 3.2 in form and substance reasonably satisfactory to the Investor.

      (c)  Board Approval.  The board of directors of Intel shall
have   approved  and  authorized  the  execution,  delivery   and
performance of this Agreement and the Alliance Agreement.

                                     Confidential and Proprietary


      (d) Representations and Warranties. The representations and warranties of the Company contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

      (e) Legal Opinion. Investor shall have received a legal opinion from in-house counsel to the Company to the effect that the issuance of the Class A Common Stock being purchased by it has been duly authorized, and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable.

      (f) Stock Certificate. The Company shall have delivered the stock certificate representing the Class A Common Stock being purchased by the Investor.

6.2   Conditions  of the Company's Obligations at  Closing.   The
obligations of the Company to the Investor under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

      (a) Representations and Warranties. The representations and warranties of the Investor contained in Article IV shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

      (b) Payment of Purchase Price. The Investor shall have delivered the Purchase Price.

      (c) Performance of Obligations. The Investor shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

      (d) Legal Matters. The Company shall have received from the Investor such legal opinions as shall be reasonably agreed upon by the Company and the Investor and such other letters, opinions and certificates as the Company shall reasonably request.

     (e) Board Approval. The boards of directors of the Company and TWC shall have approved and authorized the execution, delivery and performance of this Agreement and (if necessary) the Alliance Agreement.

6.3   Conditions  to  Each  Party's Obligation.   The  respective
obligation   of   each  party  to  consummate  the   transactions
contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

      (a) HSR Approval. The applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have been terminated or shall have expired.

     (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the transactions contemplated hereby shall be in effect.

                                     Confidential and Proprietary


      (c) Alliance Agreement. The Alliance Agreement shall have been executed and remain in full force and effect.

      (d) Consummation of IPO. The closing of the IPO as contemplated by the Underwriting Agreement shall be consummated simultaneously with or prior to the Closing.

                           ARTICLE VII

                      TRANSFER RESTRICTIONS

7.1  Restrictions on Transfer:  the 33 Act.

      (a) Restrictions on Transfer: Restrictive Legends. The Class A Common Stock owned by the Investor shall not be transferable except upon the conditions specified in this Article VII, which conditions are intended to insure compliance with the provisions of the 33 Act in respect of the Transfer of any such Class A Common Stock.

      The Investor (including each assignee) hereby acknowledges and agrees that it is acquiring the shares of Class A Common Stock in a transaction exempt from registration under the 33 Act, and that no shares of Class A Common Stock may be Transferred in the absence of registration under the 33 Act or an applicable exemption therefrom. The Investor also hereby agrees that it will, if requested by an underwriter in connection with a public offering of securities (including the IPO), enter into a standard lock-up agreement for a period of up to 180 days preventing it from offering, selling or granting any option for the sale of or disposing of any of its shares of Common Stock for the same time period to which the Company or TWC and the Company's executive officers and directors would be subject under the underwriting agreement in connection with such public offering, which period the Company shall use reasonable efforts to limit to a period of not more than 90 days (except in the case of the IPO) and which shall in no event be in excess of 180 days; provided, however, that (except in the case of the IPO) Intel is participating in such offering, and provided further, that, following the 180-day lock-up period in connection with the IPO (during and prior to which Intel will not be permitted to engage in Hedging Transactions), Intel and its Affiliates are permitted to enter into Hedging Transactions. In addition, during any lock-up period in connection with a secondary offering, Intel and its Affiliates shall be permitted to enter into transactions that have the effect of maintaining or continuing pre-existing (as of the time Investor is notified of the offering) Hedging Transaction positions by continuing, renewing or replacing any such positions on substantially equivalent terms. The Investor also hereby acknowledges and agrees that it shall not Transfer (other than to an Affiliate) such shares of Class A Common Stock for a period of eighteen (18) months from the Closing Date (the "Permitted Transfer Date") except as permitted in Section 11.1(b). Each certificate representing the Investor's shares of Class A Common Stock shall (unless otherwise permitted by the provisions of this Article VII) be stamped or otherwise imprinted with a legend in substantially the following form:

"THE  SHARES  OF COMMON STOCK OF THE ISSUER REPRESENTED  BY  THIS
CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT  OF
1933  OR UNDER ANY APPLICABLE STATE LAW.  THEY MAY NOT BE OFFERED
FOR

                                     Confidential and Proprietary


SALE, SOLD, OR TRANSFERRED WITHOUT (1) REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE LAW OR (2) AN OPINION OF COUNSEL SATISFACTORY TO WILLIAMS COMMUNICATIONS GROUP, INC. THAT SUCH REGISTRATION IS NOT REQUIRED BECAUSE OF AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE LAW. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE SECURITIES PURCHASE AGREEMENT DATED AS OF MAY __ 1999, AS AMENDED FROM TIME TO TIME, WHICH PROVIDES THAT SUCH SHARES MAY NOT BE TRANSFERRED UNTIL NOVEMBER __, 2000 (WHICH DATE IS EIGHTEEN MONTHS FROM THE DATE HEREOF). COPIES OF THE SECURITIES PURCHASE AGREEMENT MAY BE OBTAINED UPON REQUEST FROM WILLIAMS COMMUNICATIONS GROUP, INC. AND ANY SUCCESSOR THERETO."

     (b) Non-Applicability of Transfer Restrictions: Removal of Legends. The restrictions imposed by Section 7.1(a) above upon the transferability of any shares of Class A Common Stock represented by a certificate bearing the restrictive legends set forth in such Section 7.1(a) (a "Restricted Security") shall cease and terminate when such Restricted Security has been sold pursuant to an effective registration statement under the 33 Act or transferred pursuant to Rule 144 (or any similar or successor rule thereto) promulgated under the 33 Act unless the holder thereof is an Affiliate of the Company. Upon a Change in Control Event of the Company, the restriction on the Investor prohibiting the Transfer of shares of Class A Common Stock prior to the Permitted Transfer Date shall cease and terminate. The holder of any Restricted Security as to which such restrictions shall have terminated shall be entitled to receive from the Company, without expense, a new certificate of the same type but not bearing the restrictive legend set forth above and not containing any other reference to the restrictions imposed by Section 7.1(a) above, provided that a holder's right to receive, and the Company's obligation to issue, a new certificate not bearing such restrictive legends and not containing any other reference to the restrictions imposed by Section 7.1(a) above shall be subject, in the Company's discretion, to the delivery to the Company of an opinion of counsel of the transferor (which may include in-house counsel to the Investor) that subsequent transfers of such Restricted Security by the proposed transferee will not require registration under the 33 Act.

                          ARTICLE VIII

                          VOTING RIGHTS

8.1 Voting Rights. The Investor acknowledges that the Articles provide that Class A Shares shall have one-tenth the voting power as Class B Shares. If at any time after the date hereof the Company issues to any Person other than the Company or any Affiliate of the Company in a private or public sale Common Stock with voting rights ("Super Voting Rights") that are greater in any material respect than those the Investor has in its Class A Common Stock, other than in connection with one or more employee or director related plans or arrangements or in connection with a spin-off by the Company of the Common Stock to its shareholders, the Investor will have the right at its option to convert its shares of Class A Common Stock to new shares of Common Stock with such Super Voting Rights. If such conversion occurs, all references in this

                                     Confidential and Proprietary


Agreement to Class A Common Stock shall be deemed to refer to the Common Stock with Super Voting Rights.

                           ARTICLE IX

                           TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

     (a)  by mutual consent of the Investor and the Company;

      (b) by either the Company or the Investor if the Closing shall not have occurred by December 31, 1999, and this Agreement has not previously been terminated; provided, however, that the failure to consummate the Closing by such date is not a result of either the failure by the party so electing to terminate this Agreement to perform any of its obligations hereunder or the breach by the party so electing of its representations and warranties;

      (c) if either the Investor or the Company terminates the Alliance Agreement;

      (d) by either the Company or the Investor in the event any court or governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restricting, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and unappealable.

9.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to this Article IX, all further obligations of the parties under this Agreement other than the obligations set forth in this Section 9.2 and Sections 13.11 and
13.14 shall terminate and there shall be no liability of any party to another party except for a party's breach of any of its obligations, representations or warranties under this Agreement prior to such termination.

                            ARTICLE X

                         INDEMNIFICATION

10.1 Indemnification.

     (a) The Company hereby agrees to indemnify, defend and hold harmless the Investor and each of its directors, officers and each Person, if any, who controls (within the meaning of Section 15 of the 33 Act and Section 20 of the 34 Act) the Investor from and against all actual demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses (collectively, "Claims"), including without limitation interest, penalties and reasonable attorneys' fees and expenses, asserted against, resulting to, or imposed upon or incurred by the Investor, directly or indirectly, by reason of or resulting from a breach of any covenant, representation, warranty or agreement of the Company contained in or made pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby.

                                     Confidential and Proprietary


      (b) The Investor hereby agrees to indemnify, defend and hold harmless the Company and each Company Control Person from and against all Claims, including without limitation interest, penalties and reasonable attorneys' fees and expenses, asserted against, resulting to, or imposed upon or incurred by the Company and each Company Control Person, directly or indirectly, by reason of or resulting from a breach of any covenant, representation, warranty or agreement of the Investor contained in or made pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby.

10.2 Terms of Indemnification. The obligations and liabilities of the parties with respect to Claims by third parties will be subject to the following terms and conditions:

      (a) the indemnified party will give the indemnifying party prompt written notice of any Claims asserted against, resulting to, imposed upon or incurred by the indemnified party, directly or indirectly, and the indemnifying party will undertake the defense thereof by representatives of their own choosing which are reasonably satisfactory to the indemnified party; provided that the failure of the indemnified party to give notice as provided in this Section 10.2 shall not relieve the indemnifying party of its obligations under this Article X, except to the extent that such failure has materially and adversely affected the rights of the indemnifying party;

      (b) if within a reasonable time after notice of any Claim, the indemnifying party fails to defend such Claim, the indemnified party will have the right to undertake the defense, compromise or settlement of such Claim on behalf of and for the account and at the risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such Claim at any time prior to settlement, compromise or final determination thereof;

      (c) if there is a reasonable probability that a Claim may materially and adversely affect the indemnified party other than as a result of money damages or other money payments, the indemnified party will have the right at its own expense to defend (provided that the indemnifying party shall continue to control the defense and the indemnified party shall have the right to participate in such defense), or co-defend, such Claim;

      (d) the indemnifying party on one hand and the indemnified party on the other hand will not, without the prior written consent of the other, settle or compromise any Claim or consent to entry of any judgment relating to any such Claim;

      (e) with respect to any Claims asserted against the indemnified party, the indemnified party will have the right to employ one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent the indemnified party if, in the indemnified party's reasonable judgment, a conflict of interest between the indemnified party and the indemnifying party exists in respect of such Claims, and in that event the fees and expenses of such separate counsel shall be paid by such indemnifying party; and

      (f) the indemnifying party will provide the indemnified party reasonable access to all records and documents of the indemnifying party relating to any Claim.

                                     Confidential and Proprietary


                           ARTICLE XI

                       REGISTRATION RIGHTS

11.1 Registration Rights.

      (a) Form S-3 Registration. In the event, at any time within ninety (90) days prior to the Permitted Transfer Date, the Company shall receive from any holder or holders of a majority of all Registrable Securities then outstanding a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Selling Stockholders, then the Company shall:

           (i)   Notice.   Promptly give written  notice  of  the
proposed registration and the Selling Stockholders' request therefor, and any related qualification or compliance, to all other holders of Registrable Securities; and

           (ii) Registration. As soon as reasonably practicable (but in no event prior to the Permitted Transfer Date), effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Selling Stockholders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other holder joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice contemplated by Section 11.1(a)(i); provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 11.1(a):

                (A) if the Selling Stockholders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) representing less than the larger of (I) 50% of the aggregate Registrable Securities and such other securities then held by all Selling Stockholders and such other holders, or (II) $50,000,000 of shares (determined using the Volume-Weighted Average Trading Price); or

                (B) if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the 33 Act other than a registration from which the Registrable Securities of Selling Stockholders have been excluded (with respect to all or any portion of the Registrable Securities the Selling Stockholders requested be included in such registration) pursuant to the provisions of
Section 11.1(b).

           (iii) Unavailability of Form S-3. If the Company is not eligible to use Form S-3, it shall file a Form S-1 in lieu of a Form S-3.

     (b)  Piggyback Registrations.

           (i) Notice. The Company shall notify all holders of Registrable Securities in writing at least twenty (20) or, in case of a registration statement proposed to be filed pursuant to

                                     Confidential and Proprietary


Rule 415 of the 33 Act, ten (10) Business Days prior to filing any registration statement under the 33 Act (including but not limited to registration statements relating to secondary offerings  of  securities  of the Company  before  or  after  the
Permitted Transfer Date, but excluding registration statements relating to any registration under subsection (a) of this Section 11.1, any employee benefit plan or any merger or other corporate reorganization) for purposes of effecting a public offering of securities of the Company in which the Investor is entitled to participate and, if other stockholders of the Company also are participating in the registration statement as selling stockholders (except in connection with an acquisition by the Company), will afford each such holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such holder. Each holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such holder shall within ten (10) or, in the case of a registration statement proposed to be filed pursuant to Rule 415 of the 33 Act, five (5) Business Days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such holder wishes to include in such registration statement. If a holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set fort herein.

           (ii) Underwriting. If a registration statement under which the Company gives notice under this Section 11.1(b) is for an underwritten offering, then the Company shall so advise the Selling Stockholders. In such event, the right of any such Selling Stockholder to include its Registrable Securities in a registration pursuant to this Section 11.1(b) shall be conditioned upon such Selling Stockholder's participation in such underwriting and the inclusion of such Selling Stockholder's Registrable Securities in the underwriting to the extent provided herein. All Selling Stockholders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting.
Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to the Company, and second, to each of the Selling Stockholders and other holders of registration rights on a parity with the Selling Stockholders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration then held by each such holder or other holder; provided, however, that the right of the underwriters to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that all shares that are not Registrable Securities and are held by any other Person, including, without limitation, any Person who is an employee, officer or director of the Company (or any subsidiary of the Company) shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded (other than to the extent that such Persons are non-employee directors or other non-employees of the Company who hold registration rights on a parity with the Selling

                                     Confidential and Proprietary


Stockholders, such non-employee directors and other non-employees being entitled to participate with the participating Selling Stockholders on the basis described under "second" above). If any Selling Stockholder disapproves of the terms of any such underwriting, such Selling Stockholder may elect to withdraw therefrom by written notice to the Company and the underwriter delivered at least ten (10) Business Days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

       (c)   Registration  Obligations.   With  respect  to   any
registration statement contemplated in this Section 11.1, the Company will:

           (i) prepare and file with the SEC the registration statement within 90 days after a Selling Stockholders' notice requesting registration or inclusion in a proposed registration, and use its reasonable efforts to cause the Registrable Securities covered by such registration statement to become registered and such registration statement to be declared effective as expeditiously as possible under the 33 Act or other applicable federal law and regulations (and cause to be prepared and file any amendments or supplements thereto as may be necessary to comply with applicable federal law and regulations); provided, however, that the Company may be allowed to defer filing of the registration statement: (A) if the president or general counsel of the Company reasonably determines in good faith that it is in the best interests of the Company not to disclose the existence of or facts surrounding any proposed or pending material developments; (B) if the underwriters have notified the Company that market conditions are such as to recommend deferral; (C) pending the completion of year-end financial statements or quarterly earnings releases; or (D) if an offering by the Company of any securities is pending; provided, however, that any deferral pursuant to clauses (A)-(D) of this paragraph shall not in the aggregate be for more than 60 days.

           (ii) use its reasonable efforts to cause to be registered or qualified the Registrable Securities covered by such registration statement under such securities or "blue sky" laws in such jurisdictions within the United States as any Selling Stockholder may reasonably request; provided, however, that the Company reserves the right, in its sole discretion, not to cause to be registered or qualified such Registrable Securities in any jurisdiction where the Company would be required in connection therewith to execute a general consent to service or to qualify as a foreign corporation or to subject itself to taxation;

            (iii) maintain the effectiveness of any registration statement hereunder for 90 days or such longer period as may be required by the 33 Act to enable any Selling Stockholder and the underwriters, if any to complete such offering;

           (iv) promptly notify each Selling Stockholder of the happening of any event as a result of which any preliminary prospectus or prospectuses included in any registration statement hereunder includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements not misleading in light of the circumstances then existing (in such event, the Company shall prepare a supplement or post-effective amendment to such registration statement or related prospectus or file any other required document so that, as thereafter delivered to the purchasers of Registrable Securities sold

                                     Confidential and Proprietary


thereunder, the prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading);

          (v) have the right to reasonably approve the choice of lead underwriter for the offering, if an underwritten offering;

            (vi)   furnish,  at  the  request  of   any   Selling
Stockholder, an opinion, dated the date the registration statement becomes effective, of counsel representing the Company (which may be in-house counsel) for the purposes of such registration, addressed to the underwriters, if any, and to such Selling Stockholder as to such legal matters as such Selling Stockholder shall reasonably request; and

           (vii) furnish, at the request of any Selling Stockholder, a letter, dated the date the registration Statement becomes effective, of independent certified public accountants of the Company, addressed to the underwriters, if any, and to such Selling Stockholder as to such accounting matters as such Selling Stockholder shall reasonably request.

      (d) Conditions to Obligations. The obligations of the Company to cause a registration statement to be prepared pursuant to the provisions of this Section 11.1 and each Selling Stockholder's right to have Registrable Securities included in any registration statement pursuant to the provisions of this
Section 11.1 shall be subject to the following conditions:

           (i) Each Selling Stockholder shall furnish to the Company in writing such information arid documents as, in the opinion of the Company's counsel, may be reasonably required to properly cause to be prepared such registration statement in accordance with applicable provisions of the 33 Act and the SEC's regulations thereunder or federal or state securities or blue sky laws and regulations then in effect; and

           (ii) If a Selling Stockholder desires to sell and distribute such Registrable Securities over a period of time or from time to time, pursuant to a registration statement prepared pursuant to the provisions of this Section 11.1 then such Selling Stockholder shall execute and deliver to the Company such written undertakings as the Company and its counsel may reasonably require in order to assure full compliance with the relevant provisions of the 33 Act and the SEC's regulations thereunder or other federal or state securities or blue sky laws and regulations as then in effect.

      (e) Expenses. All expenses incurred in connection with a registration pursuant to this Section 11.l (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Selling Stockholders and legal fees of counsel for the Selling Stockholders), including, without limitation all federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

     (f)  Indemnity.

                                     Confidential and Proprietary


           (i) The Company agrees to indemnity and hold harmless each Selling Stockholder and each Person, if any, who controls (within the meaning of Section 15 of the 33 Act and Section 20 of the 34 Act) such Selling Stockholder (a "Control Person") against any losses, claims, damages or liabilities, joint or several, to which such Selling Stockholder or any such Control Person may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary or final registration statement or prospectus with respect thereto, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse each Selling Stockholder and each Control Person for any legal or other expenses reasonably incurred by such Selling Stockholder or such Control Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement  or  omission  or alleged omission  from  any  of  such documents in reliance upon and in conformity with written information furnished by or on behalf of such Selling Stockholder or any such Control Person specifically for use in the preparation thereof.

           (ii) Each Selling Stockholder will, severally and not jointly, indemnify and hold harmless the Company and each of its directors, officers and each Person, if any, who controls (within the meaning of Section 15 of the 33 Act and Section 20 of the 34
Act) the Company (a "Company Control Person") to the same extent as set forth in the foregoing indemnity from the Company to each Selling Stockholder but only with reference to written information included in any preliminary or final registration statement or prospectus with respect thereto, or amendment or supplement thereto, furnished by or on behalf of such Selling Stockholder specifically for use in the preparation of such documents; and will reimburse the Company or any such Company Control Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any loss, claim, damage, liability or action for which such Selling Stockholder is obligated to indemnify the Company or any Company Control Person.

           (iii) Promptly after receipt by an indemnified party under this Section l1.l(f) of notice of any claim or the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under Section l1.1(f)(i) or (ii) above, notify the indemnifying party of any claim or the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under Section 11.1(f)(i) or (ii) above. In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No

                                     Confidential and Proprietary


indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action.

           (iv) If the indemnification provided for in paragraphs
(i)   or   (ii)  of  this  Section  11.1(f)  is  unavailable   or
insufficient in accordance with its terms in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits as well as the relative fault of the Company on the one hand and the Selling Stockholder on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable consideration. The relative benefits received by the Company on the one hand and the Selling Stockholder on the other shall be deemed to be in the same proportion as (i) the total purchase price received by the Company from the Investor (based on the average purchase price paid by the Investor times the number of shares purchased) for the securities to be reoffered by the Selling Stockholder in such offering bears to
(ii) the total net proceeds received by the Selling Stockholder in such offering. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Selling Stockholder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                           ARTICLE XII

                           STANDSTILL

12.1 Standstill Provision.

     (a) The Investor agrees that for a period of five (5) years from the Closing Date, it shall not, and shall cause each of its Affiliates not to, without the prior written consent of the Board of Directors specifically expressed in a resolution approved by a majority of the directors of the Company, directly or indirectly, through one or more intermediaries or otherwise, (i) acquire, agree to acquire or make any proposal to acquire any securities of the Company or any of its Subsidiaries, any warrant or option to acquire any such securities, any security convertible into or exchangeable for any such securities or any other right to acquire any such securities if the effect of such acquisition would be to increase the beneficial ownership (as defined in Rule 13d-3 promulgated under the 34 Act) of the Investor to a percentage greater than five percent (5%) (the "Standstill Percentage") of the then issued and outstanding shares of Common Stock; (ii) seek or propose any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, dissolution, liquidation, restructuring, recapitalization or similar transaction of or involving the Company or any of its Subsidiaries; (iii) make, or in any way participate in, any "solicitation" of proxies or consents (whether or not relating to the election or

                                     Confidential and Proprietary


removal of directors) within the meaning of Rule 14a-l under the 34 Act with respect to any securities of the Company or any of its Subsidiaries, or demand a copy of the stock ledger, list of stockholders, or any other books and records of the Company or any of its Subsidiaries; (iv) form, join or in any way participate in a "group" (within the meaning of Section 1 3(d)(3) of the 34 Act), with respect to any securities of the Company or any of its Subsidiaries; (v) otherwise act, alone or in concert with others, to seek to control the management, Board of Directors or policies of the Company or any of its Subsidiaries;
(vi) deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of such shares; (vii) call, seek to have called or execute any written consent calling for any meeting of the stockholders of the Company; (viii) seek, alone or in concert with others, representation on the Board of Directors or seek the removal of any member of such Board or a change in the composition or size of such Board; (ix) enter into any agreements (whether written or oral) with, or finance or assist, any other persons in connection with any of the foregoing, or (x) make any publicly disclosed proposal regarding any of the foregoing. The provisions in this
Article XII shall not apply in the event of a Potential Change in Control Event, unless the activities defined in (a) or (b) of the definition of "Potential Change in Control Event" which gave rise to the Potential Change in Control Event are discontinued and remain so for one year without the occurrence of a Potential Change in Control Event. In such event, the provisions of this
Article XII shall be reinstated and remain in full force and effect thereafter.

      (b) The Investor will not be obliged to dispose of any Common Stock to the extent that the aggregate percentage of the Common Stock represented by the Common Stock Beneficially Owned by the Investor or which the Investor has a right to acquire is increased beyond the Standstill Percentage (i) as a result of a recapitalization of the Company or a repurchase or exchange of securities by the Company or any other action taken by the Company or its Affiliates; (ii) as a result of any investment in any equity index (e.g., the S&P 500), provided that Investor shall not vote such shares; (iii) by way of stock dividends or other distributions or rights or offerings made available to holders of shares of Common Stock generally; (iv) with the consent of a simple majority of the members of the Company's Board of Directors; or (v) as part of a transaction on behalf of Investor's Defined Benefit Pension Plan, Profit Sharing Retirement Plan, 401(k) Savings Plan, Sheltered Employee Retirement Plan and Sheltered Employee Retirement Plan Plus, or any successor or additional retirement plans thereto (collectively, the "Retirement Plans") where the Company's shares in such Retirement Plans are voted by a trustee for the benefit of Investor employees or, for those Retirement Plans where investor controls voting, where Investor agrees not to vote any shares of such Retirement Plan Common Stock that would cause Investor to exceed the Standstill Percentage.

12.2 Notice of Proposed Transfer. If, at any time after the Permitted Transfer Date, the Investor intends to sell more than one percent (1%) of the issued and outstanding shares of Class A Common Stock to a Third Party other than pursuant to a Registration Statement, the Investor shall provide a written notice of such intent to the Company at least two (2) Business Days prior to offering any such shares to any Third Party.

                                     Confidential and Proprietary


                           ARTICLE XII

                          MISCELLANEOUS

13.1 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York
(without giving effect to conflicts of law principles thereof).

13.2  Remedies  Cumulative.   Except  as  herein  provided,   the
remedies provided herein shall be cumulative and shall not preclude assertion by any party hereto of any other rights or the seeking of any other remedies against the other party hereto.

13.3 Brokerage. Each party hereto will indemnify and hold harmless the other against and in respect of any claim for brokerage or other commission relative to this Agreement or to the transactions contemplated hereby, based in any way on agreements, arrangements or understandings made or claimed to have been made by such party with any third party.

l3.4 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

13.5 Notices. Notices required under this Agreement shall be deemed to have been adequately given if delivered in person or sent to the recipient at its address (or facsimile number, as the case may be) set forth in Exhibit 13.5 (with copies to the persons specified in Exhibit 13.5 at the respective addresses for such persons specified in such Exhibit 13.5) or such other address as such party may from time to time designate in writing by certified mail (return receipt requested), facsimile or overnight courier.

13.6 No Waiver. No failure to exercise and no delay in exercising any right, power or privilege granted under this Agreement shall operate as a waiver of such right, power or privilege. No single or partial exercise of any right, power or privilege granted under this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

13.7 Amendments and Waivers. This Agreement may be modified or amended only by a writing signed by the Company and by the Investor. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any shares of Class A Common Stock purchased under this Agreement at the time outstanding, each future holder of all such shares, and the Company.

13.8 Rights of the Investor. Subject to the terms and conditions of this Agreement, the Investor shall have the absolute right to exercise or refrain from exercising any right or rights that such holder may have by reason of this Agreement, including without limitation the right to consent to the waiver of any obligation of the Company under this Agreement and to enter into an agreement with the Company for the purpose of modifying this Agreement or any agreement

                                     Confidential and Proprietary


effecting any such modification, and such holder shall not incur any liability to any other holder or holders of Class A Common
Stock with respect to exercising or refraining from exercising any such right or rights.

13.9 Survival. All representations and warranties made by the Company and the Investor contained in this Agreement, and the obligation of the parties to indemnify each other pursuant to
Section 10.1 hereof, shall survive the execution and delivery of this Agreement, any examination or due diligence inquiry by a party and the Closing until the date which is one year after the Closing Date. All covenants and agreements of the Company and the Investor contained in this Agreement (which terms do not include representations and warranties) shall, except as provided in such covenant or agreement, survive the Closing and shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Investor or any controlling Person thereof or by or on behalf of the Company, any of its officers and directors or any controlling Person thereof. The obligations to indemnity and hold harmless a party hereto, pursuant to Article X hereof, shall survive only until the expiration of the applicable survival period for the representation and warranty under which the claim for indemnification is being made; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any such item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the party to be providing the indemnification.

13.10 Entire Understanding. This Agreement and the agreements to be executed in connection therewith on the Closing Date express the entire understanding of the parties and supersede all prior and contemporaneous agreements and undertakings of the parties with respect to the subject matter hereof and thereof. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

13.11 Expenses. Each party will pay all of its own expenses, including attorney's fees incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of transactions contemplated by this Agreement.

13.12      Counterparts.   This  Agreement  may  be  executed  in
counterparts, each of which shall be deemed to be an original but which taken together shall constitute one agreement.

13.13     Assignment; No Third-Party Beneficiaries.

      (a) Except as otherwise expressly provided herein, this Agreement and the rights hereunder shall not be assignable or transferable by either party without the prior written consent of the other; provided that, if such assignment or transfer is consented to, such assignee or transferee expressly assumes in writing all of the such party's obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

                                     Confidential and Proprietary


      (b) This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights hereunder.

      (c) Intel and the Investor shall be permitted, without the consent of the Company, to transfer Class A Common Stock (subject to applicable federal and state securities laws) and to assign all its rights and obligations under this Agreement, including without limitation the right to purchase Class A Common Stock and common equity securities under Article II and registration rights under Article XI, to any of its Affiliates; provided, however, that such assignee expressly assumes in writing all of Intel or the Investor's, as the case may be, obligations hereunder; and provided, further that in the event of such assignment Intel or the Investor, as the case may be, shall notify the Company in writing of such assignment, and for all purposes of this Agreement all references to Intel or the Investor shall mean such Affiliate.

13.14 Confidentiality/Publicity. Confidential or proprietary information disclosed by either party under this Agreement shall be considered confidential information (the "Confidential Information") and shall not be disclosed by the Company or the Investor to any third party, except as permitted hereunder.

      (a) All press releases and announcements concerning the investment contemplated by this Agreement shall be mutually agreed to by the Company and the Investor except as otherwise provided in this Section.

      (b) The Company may disclose the terms of the investment contemplated by this Agreement and the terms of the Alliance Agreement in its registration statement with respect to the IPO. Intel shall cooperate with the Company in good faith in reviewing such disclosure; provided that Intel shall have the right to approve such disclosure prior to the filing of any amendment to the registration statement or prospectus that includes disclosure of the relationship between the Company and Intel (such approval not to be unreasonably delayed). The Company will provide Intel drafts of any such disclosure at least two (2) Business Days prior to the filing of any amendment to the registration statement or prospectus. The Company may file this Agreement or the Alliance Agreement as exhibits to the registration statement, but Intel shall have the right to request that the Company seek confidential treatment of specified information in the Alliance Agreement

      (c) In the event that the Company or the Investor is requested or becomes legally compelled (by statute or regulation or by oral questions, interrogatories, request for information or documents, subpoena, criminal or civil investigative demand or similar process (including in connection with a public offering of the Company's securities), to disclose any Confidential Information not previously publicly disclosed, such party (the
"Disclosing Party") shall provide the other party (the "Non-Disclosing Party") with prompt written notice of that fact so that the other party may seek (with the cooperation and reasonable efforts or the Disclosing Party) a protective order, confidential treatment or other appropriate remedy. In such event, the Disclosing Party shall furnish only that portion of the Confidential Information which is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential

                                     Confidential and Proprietary


treatment will be accorded the Confidential Information to the extent reasonably requested by the Non-Disclosing Party.

     (d) The provisions of this Section 13.14 shall not prohibit or restrict in any way disclosure by a party with respect to this Agreement in connection with any financing, strategic transaction, acquisition or disposition involving such party or any of its Affiliates, provided that such disclosure shall be first approved by the other party, which approval shall not be unreasonably withheld or delayed.

      (e) The provisions of this Section 13.14 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto with respect to the transactions contemplated hereby, except that, in the event of any contradiction between this Section and any such agreement, this Section shall prevail.

13.15 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

13.16     Aggregation of Stock.  All shares of the Class A Common
Stock  held  or  acquired  by  Affiliates  or  Persons  shall  be
aggregated   together  for  the  purpose   of   determining   the
availability of any rights under this Agreement.

                                     Confidential and Proprietary


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                         WILLIAMS COMMUNICATIONS GROUP, INC.

                         By:  ------------------------------


                         THE WILLIAMS COMPANIES, INC.

                         By:  ------------------------------


                         INTEL CORPORATION

                         By:  /s/Arvind Sodhani
                              ------------------------------
                              Arvind Sodhani, Treasurer and
                              Vice President